Exhibit 99.2
Gogoro Inc. Appoints Three New Directors to Strengthen
Board Leadership and Governance

TAIPEI, Taiwan, October 7, 2026 — Gogoro Inc. (“Gogoro,” the “Company” or “we”) (Nasdaq: GGR), a global technology leader in battery swapping ecosystems, today announced the appointment of Peter Ming-Tuan Huang, Su-Ming Lin and Jason Yu-Hsien Chang to its Board of Directors, effective October 7, 2026. Following the appointments, Gogoro’s Board of Directors will consist of seven directors.

“We are pleased to welcome Peter, Dr. Lin and Jason to Gogoro’s Board of Directors,” said Tamon Tseng, the Chairman of the Board. “Each brings a distinct set of experiences and perspectives that will strengthen our Board. Peter brings extensive leadership and operating experience from building and managing large-scale businesses in Taiwan and China, together with significant investment management experience. Dr. Lin brings deep expertise in accounting, corporate governance, capital markets and public-company oversight. Jason brings substantial experience in investment management across multi-asset, alternative investment, fixed-income, credit and derivatives strategies. We look forward to their contributions as Gogoro continues to execute on its strategy and expand its battery-swapping and electric mobility ecosystem.”

Peter Ming-Tuan Huang

Mr. Huang is an experienced business leader and investment professional with more than four decades of experience in Taiwan and mainland China. He is the founder of Taiwan RT-Mart and China RT-Mart and previously served as Chief Executive Officer and Chairman of the Board of Sun Art Retail Group, a Hong Kong-listed company.

Mr. Huang spent more than 20 years building China RT-Mart from its founding into a leading retail business with annual revenue approaching RMB 100 billion. During his career, he has held senior executive positions with Ruentex Global, RT-Mart Taiwan, RT-Mart China and Sun Art Retail Group. He currently serves as Chief Executive Officer of Ruentex Group and Chairman of Hefei Jinghe Huixin Private Equity Fund Management Co., Ltd.

Mr. Huang has nearly 20 years of experience in investment management and has served as a limited partner in multiple investment funds. He holds a Master’s Degree in Business Administration from National Taiwan University and a Bachelor’s Degree in Industrial Management from National Taiwan University of Science and Technology.

Su-Ming Lin

Dr. Su-Ming Lin is an accounting and corporate governance expert with extensive academic, public-sector and public-company experience. He is an Emeritus Professor of the College of

Exhibit 99.2
Management at National Taiwan University and previously served as Vice Dean of the College of Management, Chair of the Department of Accounting and Director of the Graduate Institute of Accounting at National Taiwan University.

Dr. Lin holds a Ph.D. in Accounting from Arizona State University, a Master’s Degree in Management from National Taiwan University and a Bachelor’s Degree in Public Finance from National Chengchi University. He has passed the CPA examinations in both Taiwan and the United States.

Throughout his career, Dr. Lin has served in a number of public-sector, financial and corporate governance roles, including as a member of the Taipei City Government Administrative Appeal Review Committee, the Taxation Reform Task Force of the Ministry of Finance, and the Tax Reform Commission of the Executive Yuan. He has also served as an advisor to the National Federation of Certified Public Accountant Associations, R.O.C., a Supervisor of Land Bank of Taiwan, a Director and Resident Supervisor of Chang Hwa Commercial Bank, and a Director of Taipei Exchange (“TPEx”).

Dr. Lin currently serves as an independent director of Taiwan Fertilizer Co., Ltd., AP BioSciences Inc., Sunny Friend Environmental Technology Co., Ltd. and Chunghwa Telecom Co., Ltd. He also serves as a member of the Compensation Committee of Nan Shan Life Insurance Company.

The Board has determined that Dr. Lin qualifies as an “audit committee financial expert” under applicable SEC rules. Upon joining Gogoro’s Board of Directors as an independent director, Dr. Lin will also serve as the third member of Gogoro’s Audit Committee and Compensation Committee, effective upon his appointments.

Jason Yu-Hsien Chang

Mr. Chang is an investment management professional with nearly two decades of experience across multi-asset, alternative investment, fixed-income, credit and derivatives strategies. He currently serves as Senior Portfolio Manager in the Investment Department of Ruentex Group, a position he has held since August 2026.

Prior to joining Ruentex Group, Mr. Chang spent 15 years at Nan Shan Life Insurance, where he most recently served as Head of Multi-Asset Investment in the Alternative Investment Department. Previously, he served as a Portfolio Manager in Nan Shan Life Insurance’s Fixed Income Department. Earlier in his career, he served as a Proprietary Trader in Credit & Derivatives at KGI Securities. Mr. Chang holds a Master of Science in Financial Engineering and a Bachelor of Business Administration in Risk Management and Insurance from National Chengchi University.

Exhibit 99.2

About Gogoro

Founded in 2011 to rethink urban energy, Gogoro is the world’s leader in battery-swapping electric mobility, setting new standards for sustainable mobility. Powering nearly 700,000 riders and over 900 million battery swaps across more than 2,700 GoStation locations, the Gogoro Network redefines how cities move. Recognized globally in 2024, including Fortune’s "Change the World," Fast Company’s "Asia-Pacific's Most Innovative Company," MIT Technology Review’s "15 Climate Tech Companies to Watch," and Frost & Sullivan’s "Global Company of the Year" for battery swapping, Gogoro continues to disrupt the status quo and accelerate the shift to cleaner, smarter mobility, and lead the way in reimagining how cities move.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Gogoro's future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "going to," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, statements regarding Gogoro’s ability to strengthen its financial discipline, operational execution, and long-term growth strategy; Gogoro’s future plans and growth strategy; and statements by Gogoro's chief executive officer and current and future chief financial officer. Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to Gogoro incurring operating losses historically and expecting to incur significant expenses and continuing losses; Gogoro's declining cash position, dependence on a director associated with its largest shareholder to procure equity financing and ability to raise additional funds; future operating and financial results being subject to significant uncertainty; Gogoro not being able to execute on its strategy; challenges associated with strategic collaborations or alliances; Gogoro's failure to execute its growth strategy or manage growth effectively; Gogoro's failure to develop new products or technologies; Gogoro's failure to manage its supply chain; delays in launching the production of Gogoro's products and features; Gogoro's exposure to fluctuations in currency exchange rates; Gogoro facing strong competition; changes to fuel economy standards or the success of alternative fuels; Gogoro's dependence on the rapid adoption of and demand for ePTWs and battery swapping services; rapid technological change in the ePTW market; the timely release of new products by Gogoro; Gogoro's ability to protect its technology and intellectual property; risks related to maintaining and expanding Gogoro's international operations; macroeconomic factors including inflation and consumer

Exhibit 99.2
confidence; and risks related to the Taiwan scooter market. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2025, which was filed on March 31, 2026 and in its subsequent filings with the SEC, copies of which are available on the SEC's website at www.sec.gov. The forward-looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward-looking statements, except as required by law.

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